Exhibit 12.1

STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011		2010		2009		2008		2007
	(In thousands, except ratios)
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$174,584		$79,252		$7,769		$56,564		$47,610
Add:
Amortization of capitalized interest	38		36		35		32		19
Fixed charges, net of capitalized interest	1,403		1,749		1,966		2,151		2,060

Income before income taxes and fixed charges, net	$176,025		$81,037		$9,770		$58,747		$49,689

Fixed Charges:
Total interest expense	$1,141		$1,508		$1,695		$1,669		$1,630
Capitalized interest	46		18		75		390		186
Interest factor in rents	262		241		271		482		430

Total fixed charges	$1,449		$1,767		$2,041		$2,541		$2,246

Ratio of earnings to fixed charges	121.5	x	45.9	x	4.8	x	23.1	x	22.1	x